YM BioSciences Inc.
Letter to Shareholders
Fiscal 2010 Fourth Quarter and Year End, ended June 30th, 2010

Dear Shareholders,

This has been a transformative year for YM. In addition to the ongoing advancement of nimotuzumab by YM and our four licensees our most notable development was the merger of the Australia Stock Exchange-listed company, Cytopia (now YM BioSciences Australia), into YM, completed in January. Through YM Australia the portfolio was expanded by two significant clinical stage drug candidates, CYT387 and CYT997, as well as a library of more than 4,000 novel compounds. During the fiscal year we raised an additional US$20 million and we also recently announced the appointment of Dr. Nick Glover as President and COO of YM. By strengthening both our balance sheet and leadership team at this time we have positioned YM to capitalize on the important opportunities that our pipeline now presents.

Our most advanced product from YM Australia, CYT387, a potent, orally-administered JAK1/2 inhibitor, has shown excellent progress in the last several months. Subsequent to quarter end, Mayo Clinic concluded dose-escalation in the Phase I portion of the Phase I/II clinical trial of CYT387 in patients with myelofibrosis, a chronic, debilitating condition where the patient's bone marrow is replaced by scar tissue. In total, 21 patients were treated in Phase I, with no voluntary withdrawals reported.  The lack of patient withdrawal from the study is testament to the tolerability and patient acceptability of this drug. Dr. Ayalew Tefferi, Professor of Hematology at Mayo Graduate School and Chair of the study reported that CYT387 continued to present very favorable biological activity with disease-modifying effects comparable to other JAK2 inhibitors evident in myelofibrosis patients, including significant spleen size reduction, improvement in constitutional symptoms and favorable hematological changes. Given this favorable biological activity and safety data, we have expanded our current Phase I/II program from the original 60 patients to up to 120 and to include up to six centers in the United States, Canada and Australia, subject to regulatory approval. To date, 27 patients have been enrolled into the Phase II tranche bringing the total number in the study to 48.

Earlier in the year, pivotal preclinical efficacy data for CYT387 in myeloproliferative neoplasms were published in Blood, the Journal of the American Society of Hematology (Blood, 24 June 2010, Vol. 115, No. 25, pp. 5232-5240). These compelling results add to the growing body of data that is driving great interest by the pharmaceutical industry for the JAK class of drugs and their therapeutic promise in a number of conditions for which current pharmaceutical options are limited or not available. Indeed, to our knowledge, CYT387 is the only JAK1/2 product in clinical development that is available for partnering and we expect attention to be focused on the American Society of Hematology (ASH) Annual Meeting in Orlando, Florida in early December 2010, at which we plan to present preliminary efficacy data in addition to the safety data. Also significant, subsequent to quarter end CYT387 was granted Orphan Drug Designation by the US FDA.

Work on other applications of the JAK molecule is ongoing in anticipation of it defining a broader clinical development program. This family of drugs has shown its prospect for activity in numerous indications including solid and liquid tumors as well as the large indications such as inflammatory diseases. This broad range of prospective applications are reportedly the reason that so many impressive licensing transactions have recently concluded highlighted by the licenses to Novartis and Eli Lilly in late 2009 and the acquisition of one of the companies developing a JAK by Sanofi-Aventis.

Nimotuzumab, our humanized monoclonal antibody, continues to make progress in the US and worldwide. Early in this fiscal year our wholly-owned subsidiary, YM BioSciences USA Inc. (YM-USA), received a license from the US Department of the Treasury’s Office of Foreign Assets Control (OFAC) permitting the unlimited development of nimotuzumab in the United States in solid tumors. This important milestone was followed in January by clearance from the US FDA to enroll patients at US clinical sites for two ongoing randomized, double-blind Phase II trials of nimotuzumab. Although these trials are not part of the drug’s regulatory path to first approvals in major markets they provide the opportunity for US patients to receive nimotuzumab and a broader group of US oncologists to gain experience with the drug. However, recruitment into both trials lags expectations and the targeted recruitment period is under review as a consequence. The main focus of our path to market remains the more advanced trials being conducted by our licensees. Should the data from the two trials being conducted by our licensee, Daiichi-Sankyo Co., Ltd. in Japan, in gastric cancer and first line NSCLC, and the late-stage trials being completed by our licensee for Europe, Oncoscience AG, in glioma and pancreatic cancer, be compelling we would expect those indications to be advanced into registration trials.

We will continue to support the scale-up and process enhancement for manufacturing of nimotuzumab which are required for increased late-stage clinical activity and in anticipation of requirements for commercial volumes of product. Successful implementation of improvements and capacity is an important element of our business plan.

The second clinical-stage product in YM Australia, CYT997, a potent, vascular disrupting agent, is currently in a Phase II trial for glioblastoma multiforme, a brain cancer with very poor prognosis despite multimodal treatment.  Data from this study are expected in Q2 2011. In a poster presented at the 2009 AACR-NCI-EORTC Molecular Targets and Cancer Therapeutics conference in Boston, Massachusetts, CYT997 was demonstrated to have potent vascular disrupting effects and enhanced antitumor effects in combination with cisplatin in preclinical models.  In August 2010, Phase I clinical trial results of CYT997 were published in the premier cancer journal, the British Journal of Cancer, demonstrating that CYT997 was well tolerated at doses that were associated with changes in plasma and imaging biomarkers consistent with vascular disruption in tumors.

On the corporate side, we welcomed Dr. Nick Glover to YM as President and Chief Operating Officer in June. Nick was formerly the President and Chief Executive Officer at Viventia Biotech Inc., a biopharmaceutical company involved in the discovery and development of monoclonal antibody-based technologies for the treatment of cancer. He has broad experience running a biotech development company and has conducted international clinical trials in cancer indications similar to those for nimotuzumab. Furthermore, his background in small molecule drug design and his doctoral degree in chemistry are an excellent match for our JAK inhibitor and VDA programs. Nick is an important addition to YM and has already had a positive impact on our Company through his leadership. Ms. Wendy Chapman and Dr. Ernest Wong have been appointed as Vice President, Clinical Operations and Vice President, Business Development respectively.

As we begin fiscal 2011, I would like to take this opportunity to thank the Board of Directors, the management team and staff at YM for their diligent work throughout the year and to note the contribution of Mr. Robert Watson who has resigned as a  director of the Company. I would particularly like to thank our long-time as well as new shareholders for their ongoing support of YM BioSciences.

Sincerely,

David G.P. Allan
Chairman and CEO
YM BioSciences Inc.
Date: September 24, 2010

MANAGEMENT’S DISCUSSION AND ANALYSIS
For the year and three months ended June 30, 2010

The following Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) should be read in conjunction with the accompanying audited consolidated financial statements for the years ended June 30, 2010, 2009 and 2008 and notes thereto.

The consolidated financial statements have been prepared by management in accordance with accounting principles generally accepted in Canada (Canadian GAAP). These accounting principles differ in certain respects from United States GAAP. The differences, as they affect our consolidated financial statements, are set out in Note 18 to the audited consolidated financial statements for the fiscal year ended June 30, 2010. All amounts presented are in Canadian dollars unless otherwise stated. In this report, “the Company”, “YM”, “we”, “us”, and “our” refer to YM BioSciences Inc. and its consolidated subsidiaries. This document is current in all material respects as of September 23, 2010.

FORWARD-LOOKING STATEMENTS

Statements contained in this MD&A that are not based on historical fact, including without limitation statements containing the words "believes," "may," “likely,” "plans," "will," "estimate," "continue," "anticipates," "intends," "expects" and similar expressions, constitute "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements. Such factors include, without limitation, changing market conditions, our ability to obtain patent protection and protect our intellectual property rights, commercialization limitations imposed by intellectual property rights owned or controlled by third parties, intellectual property liability rights and liability claims asserted against us, the successful and timely completion of clinical studies, the impact of competitive products and pricing, new product development, uncertainties related to the regulatory approval process, product development delays, our ability to attract and retain business partners and key personnel, future levels of government funding, our ability to obtain the capital required for product development, operations and marketing and other risks detailed elsewhere herein.  These forward-looking statements are based on our beliefs and expectations on the date the statements are made, and subject to the requirements of applicable securities laws, we undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this management’s discussion and analysis might not occur and you should not place undue reliance on forward-looking statements.  Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause our actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking statements, including:
•	our ability to obtain, on satisfactory terms or at all, the capital required for product development, operations and marketing;
•	general economic, business and market conditions;
•	our ability to successfully and to complete clinical studies in a timely manner;
•	product development delays and other uncertainties related to new product development;
•	our ability to attract and retain business partners and key personnel;
•	the risk of our inability to profitably commercialize our products;
•	the extent of any future losses;
•	the risk of our inability to establish or manage manufacturing, development or marketing collaborations;
•	the risk of delay of, or failure to obtain, necessary regulatory approvals and, ultimately, product launches;
•	dependence on third parties for successful commercialization of our products;
•	inability to obtain quantities of development product in sufficient quantity or at standards acceptable to health regulatory authorities to complete clinical trials or to meet commercial demand;
•	the risk of the termination of or conversion to non-exclusive licenses or our inability to enforce our rights under, our licenses;
•	our ability to obtain patent protection and protect our intellectual property rights;
•	commercialization limitations imposed by intellectual property rights owned or controlled by third parties;

•	uncertainty related to intellectual property liability rights and liability claims asserted against us;
•	the uncertainty of recovery of advances to subsidiaries;
•	the impact of competitive products and pricing;
•	future levels of government funding; and
•	other factors discussed under “Risk Factors”.

OVERVIEW OF BUSINESS

YM BioSciences Inc. (the “Company”) is engaged in the acquisition or in-licensing and subsequent clinical development toward commercialization of drug products and technologies from basic research of others. The Company evaluates drug projects, technologies, and products and the prospective markets for them and acquires products or obtains, as appropriate, a license for their further development and marketing.

The Company expends money on the evaluation, in-licensing and further development of certain drug products and on providing out-licensing, marketing, clinical development and regulatory affairs skills, intellectual property management and funding to facilitate the introduction of the licensed products into the principal pharmaceutical markets. This involves acquiring products researched and developed by others and taking them through the clinical and regulatory processes in Canada and elsewhere in order to achieve regulatory approval for their sale in the markets to which the Company has rights.

The Company will incur expenditures either directly or pursuant to agreements with certain licensees or partners. These expenditures will include: costs associated with the conduct of clinical trials; the collection and collation of data; the organizing of data and market information; the development and production of non-confidential and confidential dossiers on each licensed product and the marketing of the information contained in the dossiers to prospective commercialization partners. The Company plans to generate its revenues from out-licensing the licensed products or from the direct commercialization of the products.

The Company does not have its own manufacturing facilities but it may participate in ownership of manufacturing facilities and the marketing of the products if appropriate opportunities are available.

SELECTED ANNUAL FINANCIAL INFORMATION

	Year ended June 30,
	2010	2009	2008

Out-licensing revenue	$2,610,560	$4,543,280	$4,859,085
Interest income	$84,391	$1,070,264	$2,584,080

Expenses:
Licensing and product development	$16,974,790	$14,172,845	$15,631,550
General and administrative	$6,898,209	$4,839,870	$6,831,955

Loss for the year	$(20,993,364)	$(13,069,466)	$(14,885,744)
Deficit, beginning of year	$(146,251,951)	$(133,182,485)	$(118,296,741)
Deficit, end of year	$(167,245,315)	$(146,251,951)	$(133,182,485)

Basic and diluted loss per common share	$(0.33)	$(0.23)	$(0.27)

Total Assets	$57,774,767	$46,069,936	$63,073,239

RESULTS OF OPERATIONS

Year ended June 30, 2010 compared to year ended June 30, 2009

Out-licensing Revenue
Revenue from out-licensing decreased by $1.933 million for the year ended June 30, 2010 compared to the year ended June 30, 2009.  The decrease was mainly attributable to the full recognition of all contracts related to the development of Tesmilifene, because all of YM’s obligations under the licensing agreement have been met.

Interest Income
Interest income decreased by $986 thousand in the year ended June 30, 2010 compared to the year ended June 30, 2009. Interest income decreased as the Company drew on its cash and short-term investment balances to fund its operations, and due to the dramatic decline in interest rates.

Licensing and Product Development Expenses
Licensing and product development expenses for the year ended June 30, 2010 increased by $2.802 million to $16.975 million compared to the year ended June 30, 2009.  In addition to the changes described below, core expenses for licensing and product development increased by $3.525 million for the year ended June 30, 2010. This was mainly caused by the write-off of the AeroLEF intangible asset which resulted in an increase of $1.944 million, and the amortization of the Cytopia intangible asset in the amount of $1.878 million.

Nimotuzumab
Costs associated with development activities for nimotuzumab decreased by $445 thousand to $5.603 million for the year ended June 30, 2010, compared to the year ended June 30, 2009.  Fiscal 2010 costs are mainly attributable to two clinical trials, one for brain metastases from non-small cell lung cancer (NSCLC) and the other for NSCLC patients ineligible for radical chemotherapy.  These expenses were offset by the decrease in expenditures for the Phase II pediatric pontine glioma and colorectal trials.

AeroLEF
Costs associated with development activities for AeroLEF decreased by $1.178 million to $563 thousand for the year ended June 30, 2010 as compared to the year ended June 30, 2009.  The decrease was primarily due to the shift from the creation of a product development plan, regulatory matters, and preparation for a Phase III clinical trial in fiscal 2009, to out-licensing and partnering initiatives, as well as IP management in fiscal 2010.  In June 2010, the Company decided to no longer pursue the AeroLEF program, and to terminate the development program associated with the product.  Accordingly, the net asset remaining on the balance sheet has been written down to zero in Q4 of fiscal 2010.

Tesmilifene
Costs related to development activities for tesmilifene, have decreased by $413 thousand to $19 thousand for the year ended June 30, 2010 compared to the year ended June 30, 2009.  The costs in fiscal 2009 were associated with finalizing the taxotere study.  Fiscal 2010 costs were primarily associated with IP management.

CYT387 and CYT997
Costs associated with development activities for the CYT products were $1.321 million for the year ended June 30, 2010.  These costs are primarily attributable to clinical trial and IP costs since the date of acquisition.

General and Administrative Expenses
General and administrative expenses have increased by $2.058 million to $6.898 million for the year ended June 30, 2010, compared to the year ended June 30, 2009.  This was due mainly to the cost of acquiring Cytopia and the additional administrative expenses related to maintaining an Australian office.

Year ended June 30, 2009 compared to year ended June 30, 2008

Out-licensing Revenue
Revenue from out-licensing decreased by $316 thousand for the year ended June 30, 2009 compared to the year ended June 30, 2008.  The decrease  was mainly attributable to the 12 month extension of the revenue recognition period for the initial payment from Daiichi Pharmaceutical Co., Ltd (“Daiichi”), as a result of a revision to the estimated period of the collaboration.  The majority of YM’s out-licensing revenue comes from five out-licensing agreements with third party licensees. The licensing agreements include a non-refundable up-front payment from the licensees. The initial license fees were recorded as deferred revenue and are being recognized over the estimated period of collaboration until the milestone associated with commercial approval of the first indication in the licensee’s territory has been satisfied and the relevant payment received. The largest of these contracts was entered into in July 2006 with Daiichi, a subsidiary of Daiichi Sankyo Co., Ltd. The agreement licensed the commercial rights for nimotuzumab for the Japanese market and included a non-refundable up-front payment from Daiichi to the Company of $16.227 million. This initial license fee was recorded as deferred revenue and is being recognized over the revised estimated period of collaboration of five years. The Company also began receiving royalty payments from a limited sales program in Europe in the fourth quarter of fiscal 2008.

Interest Income
Interest income decreased by $1.514 million in the year ended June 30, 2009 compared to the year ended June 30, 2008. Interest income decreased as the Company drew on its cash and short-term investment balances to fund its operations, and due to the dramatic decline in interest rates.

Licensing and Product Development Expenses
Licensing and product development expenses for the year ended June 30, 2009 decreased by $1.459 million compared to the year ended June 30, 2008.  In addition to the changes described below, core expenses for licensing and product development decreased by $1.205 million for the year ended June 30, 2009. This was mainly caused by decreases in salaries and travel expenses as a result of a reduction of staff in the U.S. office.

Nimotuzumab
Costs associated with development activities for nimotuzumab increased by $889 thousand to $6.048 million for the year ended June 30, 2009, compared to the year ended June 30, 2008. The increase was due mainly to two new clinical trials, one for brain metastases from non-small cell lung cancer (NSCLC) and the other for NSCLC patients ineligible for radical chemotherapy, which were initiated during fiscal 2009.  These expenses were partially offset by the decrease in expenditures for the Phase II pediatric pontine glioma trial and monkey toxology studies.

AeroLEF
Costs associated with development activities for AeroLEF decreased by $260 thousand to $1.741 million for the year ended June 30, 2009 as compared to the year ended June 30, 2008.  The decrease was primarily due to the shift from clinical activity in fiscal 2008, to new marketing, and out-licensing initiatives, as well as clarifying our regulatory position in Europe, in fiscal 2009.

Tesmilifene
Costs related to development activities for tesmilifene decreased by $883 thousand to $432 thousand for the year ended June 30, 2009 compared to the year ended June 30, 2008.  The decrease in spending for the current fiscal year resulted mainly from the curtailment of development subsequent to the termination of the DEC study in January 2007 and from lower intellectual property costs.   Fiscal 2008 costs were associated with closing out the DEC study and completing the PK studies.  Fiscal 2009 costs were related to the closing of the PK studies.

General and Administrative Expenses
General and administrative expenses decreased by $1.992 million to $4.840 million for the year ended June 30, 2009, compared to the year ended June 30, 2008.  This was due mainly to lower stock based-compensation expense of $761 thousand in fiscal 2009 compared to $2.064 million in fiscal 2008, and lower audit fees by $140 thousand since we did not require a SOX audit this fiscal year end.  In addition, expenditures for consulting, legal fees, salaries, and investor relations were also lower for the year ended June 30, 2009.

Fourth Quarter – Three Months Ended June 30, 2010 Compared to Three Months Ended June 30, 2009

Out-licensing Revenue
Out-licensing revenue for the quarter ended June 30, 2010 of $495 thousand decreased by $225 thousand compared to $720 thousand in the same quarter of the prior year.  The decrease was mainly attributable to the full recognition of all contracts related to the development of tesmilifene in Q3, because all of YM’s obligations under the licensing agreement have been met.

Interest Income
Interest income decreased by $28 thousand to $33 thousand for the three months ended June 30, 2010 compared to $61 thousand in the same period in the prior year. Interest income decreased as the Company drew on its cash and short-term investment balances to fund its operations, and due to lower interest rates in fiscal 2010.

Licensing and Product Development Expenses
Licensing and product development expenses increased by $4.992 million to $7.640 million for the fourth quarter ended June 30, 2010 compared to the same period last year.  In addition to the changes described below, core expenses for licensing and product development increased by $3.777 million. This was mainly caused by the write-off of the AeroLEF intangible and the amortization of the Cytopia intangible asset.

Nimotuzumab
Costs associated with development activities for nimotuzumab were $1.691million for the three months ended June 30, 2010, compared to $1.314 million for the three months ended June 30, 2009.  Q4 2010 costs were mainly attributable to the NSCLC and Brain Met trials.  These expenses were partially offset by the decrease in expenditures for the Phase II pediatric pontine glioma and colorectal trials.

AeroLEF
AeroLEF expenses decreased by $91 thousand to $94 thousand for the three months ended June 30, 2010 compared to the same period in the prior year.  The decrease was primarily due to the shift from the creation of a product development plan, regulatory matters, and preparation for a Phase III clinical trial in fiscal 2009, to out-licensing initiatives, and IP management in fiscal 2010.  In June 2010, the Company decided to no longer pursue the AeroLEF program, and to terminate the development program associated with the product.  Accordingly, the net asset remaining on the balance sheet has been written down to zero in Q4 of fiscal 2010.

Tesmilifene
Costs related to tesmilifene were less that $20 thousand the fourth quarters of both fiscal 2009 and 2010, and were primarily related to patents.

CYT387 and CYT997
Costs associated with development activities for the CYT products were $944 thousand for the three months ended June 30, 2010.  These costs were primarily attributable to clinical trial and IP costs since the date of acquisition.

General and Administrative Expenses
General and administrative expenses for the fourth quarter of fiscal 2010 increased by $482 thousand to $1.791 million, compared to $1.309 million in the same quarter of the prior year.  This increase was attributable to higher stock option expense ($289 thousand in fiscal 2010 compared to $186 thousand in fiscal 2009), as well as increased travel and salaries with the acquisition of the Australian office.

SUMMARY OF QUARTERLY RESULTS

	Out-Licensing Revenue	Net Loss	Basic and diluted loss per common Share
June 30, 2010	$494,854	$(8,624,160)	$(0.11)
March 31, 2010	$690,585	$(5,490,879)	$(0.09)
December 31, 2009	$697,583	$(3,375,537)	$(0.06)
September 30, 2009	$727,538	$(3,502,788)	$(0.06)
June 30, 2009	$719,984	$(3,264,030)	$(0.06)
March 31, 2009	$776,127	$(3,474,839)	$(0.06)
December 31, 2008	$1,832,224	$(3,174,385)	$(0.06)
September 30, 2008	$1,214,945	$(3,156,212)	$(0.06)

Licensing revenue results primarily from recognition, over time, of non-refundable up-front payments from out-licensing agreements plus milestone payments.  The decrease in out-licensing revenue is mainly attributable to the fact that several contracts have been fully recognized and for others, the period of recognition has been extended, resulting in lower revenue recognized in each period.

It is inherent in the development of drug products that planned expenditures vary depending on results achieved.  Our current plan calls for an increase in expenditures for CYT387 and CYT997.

LIQUIDITY AND CAPITAL RESOURCES

Since inception, the Company has financed the evaluation, licensing, acquisition and further development of its products principally through equity issuances. Since the Company does not have net earnings from its operations, the Company’s long-term liquidity depends on its ability to out-license its products or to access the capital markets, both of which will depend substantially on results of product development programs.

The Company’s cash requirements will be affected by the extent of its clinical trials, the results of its regulatory submissions, the achievement of commercialization agreements, the costs associated with obtaining and protecting the patents for products in development, and its general operating expenses.

The consolidated financial statements have been prepared on a going-concern basis which assumes that the Company will continue in operation for the foreseeable future and, accordingly, will be able to realize on its assets and discharge its liabilities in the normal course of operations.  The Company’s ability to continue as a going concern has always been dependent on obtaining capital and, ultimately, the achievement of profitable operations.  There can be no assurance that the Company will be successful in increasing revenue or raising additional capital to generate sufficient cash to continue as a going concern.  The consolidated financial statements do not reflect the adjustments that might be necessary to the carrying amount of reported assets, liabilities and revenue and expenses and the balance sheet classifications used if the Company were unable to continue operations in accordance with this assumption.

On June 2, 2010, the Company completed a prospectus offering of 2,500,000 common shares at U.S. $1.27 per common share for gross proceeds of U.S. $3,175,000 (Cdn. $3,367,723), resulting in net cash proceeds of Cdn. $3,326,838.

On April 23, 2010, the Company entered into a Sales Agreement, with Cantor Fitzgerald & Co., under which it may, at its discretion, from time to time, sell up to a maximum of 7,750,000 of its common shares through an "at-the-market" equity offering program known as a Controlled Equity Offering. Cantor Fitzgerald & Co. (CF&Co) will act as sales agent for any sales made under the Controlled Equity Offering. The common shares will be sold at market prices prevailing at the time of a sale (if any) of the common shares or at prices negotiated with CF&Co, and, as a result, prices may vary as between purchasers and during the period of the offering. The Company is not required to sell any of the reserved shares at any time during the term of the Controlled Equity Offering, which extends until October 16, 2011, and the Sales Agreement does not prohibit the Company from conducting additional financings.  There are no stand-by fees for having established the arrangement.  CF&Co will receive a cash fee equal up to but not exceeding 5.0% of the first aggregate gross proceeds of US$5 million and thereafter 3% of the gross proceeds realized from the sale of common shares for services rendered in connection with the offering.  The total expenses of this offering, excluding CF&Co’s fee, of $129 thousand were included in general and administration expenses in the fourth quarter of fiscal 2010.  As at June 30, 2010, no common chares have been sold under this agreement.

On March 10, 2010, the Company completed a prospectus offering of 14,583,000 units for gross proceeds of US$17,499,600 (Cdn $17,895,081) and net proceeds after cash issuance costs of US$15,712,614 (Cdn $16,067,710). Each unit consisted of one common share and one-half common share purchase warrant. In connection with the financing, the Company issued 874,980 broker warrants having an aggregate fair value of US$171,496 (Cdn $175,371) estimated using the Black-Scholes option pricing model. Each whole common share purchase warrant and each broker warrant entitles the warrant holder to acquire one common share at an exercise price of US$1.60 per share at any time from September 10, 2010 to its expiry on March 10, 2015.

The allocation of the US$1.20 unit issue price to the common shares and the one-half common share purchase warrants was based on the relative fair values of the common shares and the common share purchase warrants. The fair value of the warrants was determined using the Black-Scholes option pricing model. The common shares were allocated a price of US$1.102 per share and the one-half common share purchase warrants were allocated a price of $0.098 per half-warrant. The costs of the issue were allocated on a pro rata basis to the common shares and one-half common share purchase warrants.

As a condition of this offering, the Company agreed to restrict the use of $12.337 million of the net proceeds raised to fund drug development activities not related to Cuban originated products or for general corporate purposes not related to the Cuban licensed products and technologies, except for those activities expressly allowed under the licenses granted by the Office of Foreign Assets Control (OFAC). As at June 30, 2010, the remaining restricted proceeds were approximately $6.829 million and unrestricted cash and short-term deposits totaled approximately $38.816 million.

As at June 30, 2010 the Company had cash and short-term deposits totalling $45.645 million and accounts payables and accrued liabilities totalling $2.785 million compared to $42.051 million and $918 thousand respectively, at June 30, 2009.  The Company’s short-term deposits are bankers’ acceptances issued by Canadian Schedule A banks, maturing in less than one year. These financial instruments have been classified as held-for-trading and all gains and losses are included in the loss for the period in which they arise.

Management believes that the cash and short-term deposits at June 30, 2010 are sufficient to support the Company’s activities for at least the next twelve months.

COMMITMENTS AND OFF-BALANCE SHEET ARRANGEMENTS

The Company fully consolidates a joint venture (CIMYM BioSciences Inc.) in which it is considered the primary beneficiary; and as such, the Company has recognized 100% of the cost of operations and cash flows of this entity.

In addition, the Company is party to certain licensing agreements that require the Company to pay a proportion of any fees that the Company may receive from sublicensees in the future.  As of June 30, 2010 no amounts were owing and the amount of future fees thereon, if any, is not determinable.

In November 2007, the Company entered into a contract for services of a clinical research organization (“CRO”), relating to a pediatric pontine glioma clinical trial for nimotuzumab in the U.S. at a cost of approximately $1.557 million (U.S. $1.463 million) of which approximately $1.337 million has been paid as at June 30, 2010 and the remaining $220 thousand has not yet been incurred. The Company may cancel the contract with 30 days’ notice and is obligated for services rendered by the CRO through to the effective date of termination and for any closeout services furnished by the CRO after the termination of the agreement. As at June 30, 2010 the Company continues to open clinical sites and is in the process of recruiting patients.

In February 2009, the Company entered into 2 contracts for CRO services relating to clinical trials for nimotuzumab.  The first pertains to a randomized, Phase II, double-blind trial in brain metastases from NSCLC at a cost of $1.161 million, of which approximately $839 thousand has been incurred as at June 30, 2010 and the remaining $322 thousand is yet to be incurred.  The second contract pertains to a randomized, Phase II, double-blind trial in NSCLC patients ineligible for radical chemotherapy and costs approximately $1.500 million, of which approximately $1.074 million has been incurred as at June 30, 2010 and the remaining $426 thousand is yet to be incurred.  The Company may cancel either contract with a 30-day notice and is obligated for services rendered by the CRO through the effective date of termination and for any close-out services furnished by the CRO after the termination of the agreement.

In addition to these above contracts, the Company has entered into many additional contracts for pre-clinical and other studies, none of which individually exceeds $1 million, totaling approximately $5.239 million of which $2.502 million has been incurred as at June 30, 2010 and the remaining $2.737 million has not yet been incurred. Any early termination penalties cannot exceed the amount of the contract commitment.

The Company plans to expend funds to continue the development of nimotuzumab and the two Cytopia products CYT387 and CYT997.  There are also ongoing activities directed at out-licensing commercial rights for nimotuzumab and both CYT387 and 997, as well as in evaluating new products to in-license.

TREND INFORMATION

Historical patterns of expenditures cannot be taken as an indication of future expenditures. The amount and timing of expenditures and therefore liquidity and capital resources vary substantially from period to period depending on the pre-clinical and clinical studies being undertaken at any one time and the availability of funding from investors and prospective commercial partners.

Other than as discussed above, the Company is not aware of any material trends related to the Company’s business of product development, patents and licensing.

RISKS AND UNCERTAINTIES

Prospective investors should give careful consideration to the risk factors contained under “Risk Factors” in the Form 20-F filed as the Annual Information Form dated September 23, 2010 in respect of the fiscal year ended June 30, 2010, as well as those discussed in Schedule A of this MD&A. These risk factors include: (i) We are susceptible to general economic conditions; (ii) dealing with products that are in the early stages of development and, as a result, are unable to predict whether we will be able to profitably commercialize our products; (iii) having few revenues and a history of losses and, therefore, are unable to predict the extent of any future losses or when or if the Company will become profitable; (iv) depending upon being able to identify promising molecules for licensing or acquisition and successfully completing the acquisitions or licensing on economic terms. There is no assurance that the Company can continue to identify and license molecules for development; (v) depending upon others for the manufacture, development and sale of our products. If the Company is unable to establish or manage collaborations in the future, there could be a delay in the manufacture, development and sale of  products; (vi) expecting to enter into out-licensing agreements with others with respect to the manufacturing and marketing of the Company’s drug products. The Company may retain co-development and marketing rights if management determines it appropriate to do so; (vii) lack of experience in commercial manufacturing of products and may encounter problems or delays in making arrangements for products to be commercially manufactured, which could result in delayed development, regulatory approval and marketing; (viii) dependence on licenses from third parties and the maintenance of licenses is necessary for our success; (ix) although all of the funds advanced to our joint venture subsidiaries have been expensed, we are only entitled to recover those expenditures when the joint venture’s net income exceeds the amount of cumulative advances; (x) reliance on licensors and others for research on new products; (xi) conducting our development internationally and are subject to laws and regulations of several countries which may affect the Company’s ability to access regulatory agencies and may affect the enforceability and value of the Company’s licenses; (xii) the Company conducts in-licensing internationally and currently owns or licenses products and technologies from sources in Canada, Australia and Cuba. The Company has previously licensed, and intends to and may license, products from sources in other jurisdictions; (xiii) the acquisition of YM BioSciences Australia Pty Ltd. (formerly Cytopia Limited) will result in increased expenditures; (xiv) the Company expects to be a “passive foreign investment company” for the current taxable year, which would likely result in materially adverse US federal income tax consequences for US investors; (xv) the Company may not be able to obtain necessary funding from sales, license fees, milestones or royalties and, as a result, may need to try to obtain capital through the public market or private financing which may not be available on acceptable terms, or at all; (xvi) operating results and stock price may fluctuate significantly; (xvii) there is no assurance that an active trading market in the Company’s common shares will be sustained; (xviii) our share price is volatile; (xiv) we have not paid dividends; (xx) Our outstanding common shares could be subject to dilution; (xxi) it may be difficult for non-Canadian investors to obtain and enforce judgments against us because of our Canadian incorporation and presence; (xxii) if there are substantial sales of our common shares, the market price of our common shares could decline; (xxiii) we have adopted a shareholder rights plan which could make it more difficult for a third party to acquire us, thus potentially depriving our shareholders of a control premium; (xxiv) if our clinical testing of drug products do not produce successful results, we will not be able to commercialize our products; (xxv) competitors develop and market products that are more effective than the Company’s existing product candidates or any products that the Company may develop, or obtain marketing approval before the Company does, the Company’s products may be rendered obsolete or uncompetitive; (xxvi) subject to extensive government regulation that increases the cost and uncertainty associated with gaining final regulatory approval of product candidates; (xxvii) changes in government regulations although beyond the Company’s control could have an adverse effect on business; (xxviii) success depends upon the Company’s ability to protect intellectual property and proprietary technology; (xxix) potential involvement in intellectual property litigation could negatively affect business; (xxx) product liability claims are an inherent risk of the Company’s business, and if the clinical trial and product liability insurance prove inadequate, product liability claims may harm business.

OUTLOOK

The business of YM is the identification, licensing, acquisition, and further development of products it believes to have the prospect for utility in the treatment of patients with cancer. The Company is continually evaluating the economic and prospective viability of its various products. YM owns YM BioSciences Australia Ltd., which owns two products in clinical development, CYT387 and CYT997.YM’s majority-owned joint venture, CIMYM BioSciences Inc., an Ontario corporation, is the licensee for nimotuzumab for Western and Eastern Europe, North America, and Japan as well as Australia, New Zealand, Israel and certain Asian and African countries.

In June 2010 YM issued 2.5 million common shares for proceeds of US$3.2 million and in March 2010, YM issued 14,583,000 units comprised of one common share and one half common share purchase warrants for proceeds of US$17.5 million.

Our JAK 1/2 targeting molecule, CYT387, is currently in a Phase I/II trial at Mayo Clinic.  Safety data and early signals of efficacy obtained at the end of the Phase I dose escalation stage of this trial were announced on August 3, 2010 and these data from the Phase I stage along with preliminary Phase II data are scheduled for release at the Annual Meeting of the American Society of Hematology (ASH) in December 2010.

The first US patient for YM’s randomized, Phase II, double-blind trial for brain metastasis from non-small cell lung cancer (NSCLC) was recruited in May 2010, following previous initiation in Canada. Recruitment commenced in March 2009 in our other randomized, double-blind Phase II trial to treat palliative stage NSCLC. Recruitment into both Phase II trials lags expectations and the targeted recruitment period of end Q4 2010 is under review as a consequence. A trial at multiple sites in the US, Canada, and Israel for a Phase II, second-line, single-arm trial in children with progressive diffuse intrinsic pontine glioma (DIPG) has concluded recruitment and is expected to report prior to the end of calendar 2010.

Daiichi Sankyo Co., Ltd., CIMYM’s licensee for nimotuzumab in Japan, previously initiated a randomized trial with nimotuzumab in second line gastric cancer, together with Kuhnil Pharma Co. Ltd., CIMYM’s licensee in Korea, which they report completed recruitment in calendar 2009, and Daiichi also launched a Phase II trial in first-line NSCLC for which YM has been advised that recruitment has been completed. Reports on both trials are expected during the period Q4 2010 – Q1 2011, as data matures.

Oncoscience AG (OSAG), CIMYM’s licensee for Europe, reported that a Pediatric Investigative Program (PIP) submitted to the Pediatric Committee (PDCO) of the EMEA based on data from a single-arm Phase II monotherapy trial in DIPG did not result in the definition of a plan for registration at this time.. Preliminary data from a single-arm, Phase III trial of nimotuzumab as first-line therapy in combination with radiotherapy for DIPG was released at ASCO in 2008 and was expanded on at the annual international pediatric oncology forum, SIOP, held in São Paulo, Brazil in October 2009. Safety data from a Phase III trial in adult glioma patients was presented at ASCO 2010 and OSAG continues to recruit patients into a Phase IIb/III trial in pancreatic cancer patients. We are advised by OSAG that data from the adult glioma trial are expected in 2010.

Innogene Kalbiotech PTE Ltd. (IGK), a CIMYM licensee, has reported marketing approval for nimotuzumab in the Philippines and Indonesia. In January 2009, the National Cancer Centre of Singapore (NCCS) announced that it was launching a worldwide Phase III, 710-patient trial of nimotuzumab in the post-operative or adjuvant setting in head and neck cancer in cooperation with IGK. This trial is in addition to the ongoing NCCS Phase II trial in locally advanced head and neck cancer and the initiation of a Phase II trial in cervical cancer also being conducted by IGK.

At June 30, 2010, nimotuzumab is reportedly being tested in some 35 clinical trials worldwide having completed 25 trials to date for a total of 60 clinical studies.  Eleven of these ongoing trials are either at Phase II or Phase III trials being conducted by YM or our four licensees. CIMAB S.A. (CIMAB) advises that over 10,000 patients have been treated with nimotuzumab through clinical trials, commercial sales or compassionate use or expanded access programs.

In August 2009, YM received a license from the US Department of the Treasury’s Office of Foreign Assets Control (OFAC) removing limitations on initiating US clinical trials with nimotuzumab for patients in the United States.  Under this expanded license clinical development may also include extending other trials being conducted by the Company’s worldwide licensees into the US, potentially including the multinational 710-patient Phase III trial of nimotuzumab in the post-operative, or adjuvant setting, in head and neck cancer.

YM previously announced its application to OFAC for a license to permit activities related to partnering, licensing or otherwise commercializing nimotuzumab in order to more rapidly advance its pivotal stage development. Licenses containing permission for commercial activity have been previously granted by OFAC to two companies seeking to commercialize Cuban-origin therapeutics in the US, although only YM has proceeded into clinical trials subsequent to issuance of an OFAC license. Agreement on terms for the US commercialization continues to be under review by YM’s licensor.

For Fiscal 2011, YM BioSciences anticipates further data concerning nimotuzumab’s clinical utility becoming available from completed trials, supporting its continued differentiation from the other marketed drugs in its class. Scale-up and related nimotuzumab manufacturing process improvements are ongoing to support prospective registration trials and to enhance supply capabilities for commercial release.

A presentation of 48-month survival data for patients treated for locally advanced head and neck cancer in a Phase IIb trial known as “BEST” was made at the ASCO Annual Meeting in Chicago in June 2010.  At four years of follow-up, overall survival was 65% in chemotherapy + nimotuzumab (aka h-R3mAb)  versus 35% chemotherapy (p=0.01) and 43% radiotherapy + h-R3mAb versus 26% radiotherapy (not significant). Nimotuzumab also produced a survival advantage when added to radiation over radiation alone.

Our vascular disrupting agent, CYT997, is also in clinical development, and is capable of being developed in IV and oral dose formulations,. Preliminary data from our current Phase I/II trial of CYT997 given IV in glioma, patients are expected during 2010.

Anticipated clinical data include:
•	CYT387 US data in myeloproliferative neoplasms in a Phase I/II trial at Mayo Clinic is anticipated to be presented at ASH 2010
•	Nimotuzumab Phase II (Japan) gastric cancer data in 2010
•	Nimotuzumab European Phase III adult glioma data in 2010
•	Nimotuzumab North American Phase II pediatric glioma data in 2010
•	Nimotuzumab Phase II (Japan) first-line non-small cell lung cancer date in 2010/11
•	CYT997 (Australia) data from patients with glioma treated with CYT997 and carboplatin in 2010

In July 2010, YM terminated further development of AeroLEF. The product’s unique profile, positive clinical data from each of its four trials, and the concurrence from a number of regulatory bodies supporting its Phase III-readiness were insufficient to secure the partners YM sought to share the risks and costs remaining in the final stages of development and we were unable to secure a licensing agreement on reasonable terms.

While expenditures will increase with additional clinical activity we believe YM has the resources to conclude the Phase II trial of CYT387, to participate in activities supporting marketing authorization for nimotuzumab, assuming upcoming data supports the initiation of registration trials, and for the continued clinical development of CYT997.

ACQUISITION OF CYTOPIA

On January 29, 2010, the Company acquired Cytopia, a clinical-stage, drug development company based in Melbourne, Australia. The Company applied the acquisition method of accounting for the business combination.

The purchase price, determined by the fair value of the consideration given at the date of acquisition, and the fair value of the assets acquired and liabilities assumed on the date of acquisition was as follows:

Fair value of consideration paid:
7,276,688 common shares of YM	$12,515,903
138,442 stock options of YM	126,000
$12,641,903

Assets acquired:
Cash	$909,579
Accounts receivable	187,186
Property and equipment	10,573
Intangible assets	13,524,054
14,631,392
Liabilities assumed:
Accounts payable and accrued liabilities	(1,989,489)

Net assets acquired	$12,641,903

This transaction was conducted by a Scheme of Arrangement (the "Arrangement") whereby the Company acquired all of the issued shares and options in Cytopia. The terms of the Arrangement were as follows:

(a)
Cytopia shareholders received 0.0852 common shares of the Company for each Cytopia common share held at the record date. This resulted in the issuance of a total of 7,215,053 common shares of the Company, based on the number of Cytopia common shares outstanding on the date of the Arrangement.

(b)
The holders of Cytopia partly paid shares received 61,635 common shares of the Company and 138,442 fully vested stock options in the Company as consideration for the exchange of their partly paid shares.

The value of the Company's common shares issued was determined using the closing price of the Company's common shares on the Toronto Stock Exchange on the acquisition date of January 29, 2010 of $1.72. The $126,000 value of the stock options issued to holders of Cytopia partly paid shares was determined using the Black-Scholes option pricing model.

Cytopia option holders received 225,950 fully vested YM stock options in consideration for the cancellation of their Cytopia options. The value of these stock options of $57,000 was recorded in stock-based compensation expense.

For the year ended June 30, 2010, the Company incurred $800,000 of acquisition costs for Cytopia, respectively, which were included in general and administrative expenses.

The assets and liabilities and revenues and expenses of Cytopia have been included in the consolidated financial statements of the Company from the date of acquisition, January 29, 2010. From January 30, 2010 to June 30, 2010, the total revenue and loss (including amortization of the intangible asset) of Cytopia included in the consolidated financial statements was $58 thousand and $1.897 million, respectively.

Supplemental financial information presented below summarizes selected results of operations on a pro forma basis as though the acquisition of Cytopia occurred as of the beginning date of the current period (July 1, 2009). This pro forma information is for informational purposes only and does not purport to represent what the results of operations for the period presented would have been had the acquisition of Cytopia occurred at the beginning of the period, or to project the results of operations for any future period.

The pro forma condensed combined revenue and loss for the year ended June 30, 2010, had the acquisition date been July 1, 2009, was $2.631 million and $26.789 million, respectively.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The preparation of financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, and the reported amount of revenue and expenses during the reporting period. Significant accounting policies and methods used in preparation of the financial statements are described in note 2 to the Consolidated Annual Financial Statements. Significant estimates affect: revenue recognition; intangible assets; research and development costs; the consolidation of variable interest entities; stock-based compensation; and the income tax valuation allowance.

Revenue recognition
Revenue from licensing agreements is recognized when persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the amount is determinable and collectability is reasonably assured. Contingent revenue attributable to the achievement of milestones is recognized only on the achievement of the milestone. Non-refundable up-front fees for access to the Company’s proprietary technology are deferred and recognized on a systematic basis over the estimated remaining period of collaboration required until the milestone associated with commercial approval of the first indication in the licensee’s territory has been satisfied and the milestone payment received or until it is determined that no further collaboration is required.  The estimated term is based on a drug development plan as discussed with licensees.  Currently we have license agreements that specify that certain royalties are earned by the Company on sales of licensed products in the licensed territories.  Licensees report sales and royalty information in the 90 days after the end of the quarter in which the activity takes place and typically do not provide us with forward estimates or current-quarter information.  Because we are not able to reasonably estimate the amount of royalties earned during the period in which these licensees actually ship products, we do not recognize royalty revenue until the royalties are reported to us and the collection of these royalties is reasonably assured.

Intangible assets
The Company’s identifiable intangible assets consist of patents and in-process research and development technologies acquired on the acquisition of Cytopia in January 2010. The Cytopia intangible assets are amortized on a straight-line basis over the estimated time to partner of three years for technologies acquired. The estimated useful lives of the intangible assets are considered each reporting period and the carrying value is reviewed on the occurrence of a triggering event, to determine if there has been impairment in their value.

Research and development costs
The Company does not engage in basic scientific research but does incur significant product development costs. Only development costs that meet strict criteria related to technical, marketing and financial feasibility would be capitalized under Canadian GAAP. To date, no costs have met such criteria and, accordingly, all development costs have been expensed when incurred.

Variable interest entity
The Company has a majority interest in a joint venture that is funded entirely by the Company. This joint venture is classified as a variable interest entity since the Company maintains a controlling financial interest. The Company has recorded 100% of the results of operations and cash flows of this entity since its inception.

Stock-based compensation
The Company expenses all stock-based payments using the fair value method and uses the Black-Scholes option pricing model in estimating the fair value.  Under the fair value method and the option pricing model used to determine fair value, estimates are made as to the volatility of the Company’s shares, the expected life of the options and expected forfeitures.

Income tax valuation allowance
The Company and its joint venture have a net tax benefit resulting from non-capital losses carried forward, pools of scientific research and experimental development expenditures, investment tax credits, and withholding taxes paid. In view of the history of net losses incurred, management is of the opinion that it is not more likely than not that these tax assets will be realized in the foreseeable future and hence, a full valuation allowance has been recorded against these future tax assets. Accordingly, no future tax assets are recorded on the balance sheet.

ACCOUNTING POLICIES

The following new accounting pronouncements were adopted July 1, 2009:

Goodwill and Intangible assets
In February 2008, the CICA issued Section 3064, Goodwill and Intangible Assets, which replaces Section 3062, Goodwill and Other Intangible Assets, and Section 3450, Research and Development Costs.  This new section established standards for the recognition, measurement and disclosure of goodwill and intangible assets and was adopted effective July 1, 2009.  The adoption of this change did not have an impact on the consolidated financial statements.

Business combinations, consolidated financial statements and non-controlling interests
In January 2009, the CICA issued Section 1582 Business Combinations, to replace Section 1581 Business Combinations, which aligns this section with International Financial Reporting Standard IFRS 3, "Business Combinations"; Section 1602 Non-controlling Interests which is equivalent to the corresponding provisions of International Financial Reporting Standard 27, “Consolidated and Separate Financial Statements”; and Section 1601 Consolidated Financial Statements which together with Section 1602 establishes standards for the preparation of consolidated financial statements, replacing Section 1600, Consolidated Financial Statements. These sections are effective for fiscal years beginning on or after January 1, 2011, however, earlier adoption is permitted if all sections are adopted together. As a result of the acquisition of Cytopia Limited and given current differences among Canadian GAAP, IFRS and US GAAP, the company has elected to early adopt these sections effective July 1, 2009. One of the impacts of adopting Section 1582 is that acquisition costs for business combinations are expensed in the statement of operations rather than capitalized as a part of the net assets of the acquired company. For the three and twelve months ended June 30, 2010, acquisition costs included in general and administrative expenses were $57 thousand and $857 thousand, respectively. Section 1582 also requires supplemental pro forma disclosures of consolidated operating results of the company and the acquired entity.

Financial Instruments
In June 2009, the CICA issued amendments to Handbook Section 3862, Financial Instruments – Disclosures, enhancing disclosure requirements about liquidity risk and fair value measurements of financial instruments.  The adoption of this change did not have an impact on the consolidated financial statements.

The following new accounting pronouncements have been issued and are not yet effective:

International financial reporting standards
The Accounting Standards Board of Canada has announced that public companies in Canada are required to adopt IFRS for fiscal years beginning on or after January 1, 2011.  The Company is required to prepare its first financial statements that are compliant with IFRS for the interim period ending September 30, 2011.  The Company’s plan will assess the impact that IFRS has on its accounting policies and implementation decisions, financial statement presentation and disclosure options available on initial changeover to IFRS, information technology and data systems, and internal control over financial reporting.  The company has completed an initial assessment of the differences between IFRS and Canadian GAAP and identified the only significant measurement difference is in the accounting for stock-based compensation expenses.  Both Canadian GAAP and IFRS require the fair value of stock options granted to be expensed over the vesting period.  YM stock options generally vest one third immediately and one third on each of the first and second anniversaries.  YM currently expenses one third of the fair value immediately and two thirds equally over 24 months.  IFRS requires one third of the fair value to be expensed immediately, one third equally over 12 months and one third equally over 24 months.  The impact on the consolidated financial statements as at June 30, 2010 would be an increase in the net loss for the year ended June 30, 2010 of approximately $51,000 with a corresponding increase in equity of the same amount.  YM is in the process of detailed review, documentation and selection of accounting policy choices, and is evaluating the effect the adoption of the standards will have on its consolidated financial statements.

DISCLOSURE CONTROLS AND PROCEDURES

The Chief Executive Officer and the Chief Financial Officer, after evaluating the effectiveness of the Company’s "disclosure controls and procedures" (as defined in National Instrument 52-109 Certification of Disclosure in Issuer's Annual and Interim Filings) as of June 30, 2010 (the "Evaluation Date") have concluded that as of the Evaluation Date, our disclosure controls were effective to provide reasonable assurance that information required to be disclosed in our reports filed or submitted under Canadian securities laws is recorded, processed, summarized and reported within the time periods specified by those rules, and that material information relating to our Company and any consolidated subsidiaries is made known to management, including the chief executive officer and chief financial officer, particularly during the period when our periodic reports are being prepared to allow timely decisions regarding required disclosure.

In connection with the evaluation referred to in the foregoing paragraph, we have identified no change in our disclosure controls and procedures that occurred during the year ended June 30, 2010 that has materially affected, or is reasonably likely to materially affect, our disclosure controls over financial reporting.

INTERNAL CONTROLS OVER FINANCIAL REPORTING

Management assessed the design and effectiveness of internal controls over financial reporting as at June 30, 2010, and based on that assessment determined that internal controls over financial reporting were designed and operating effectively to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP. No changes were made to the design of the Company’s internal controls over financial reporting during the fiscal year ended June 30, 2010 that has materially affected, or is reasonably likely to materially affect, the design of our internal controls over financial reporting.

INHERENT LIMITATIONS ON EFFECTIVENESS OF CONTROLS

The Company’s management, including the chief executive officer and chief financial officer, do not expect that our disclosure controls or our internal controls over financial reporting will prevent or detect all error and all fraud. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the control system’s objectives will be met. The design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Further, because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that misstatements due to error or fraud will not occur or that all control issues and instances of fraud, if any, within the Company have been detected. These inherent limitations include the realities that judgments in decision-making can be faulty and that breakdowns can occur because of simple error or mistake. Internal control over financial reporting can also be circumvented by collusion or improper management override. The design of any system of controls is based in part on certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Projections of any evaluation of controls effectiveness to future periods are subject to risks. Over time, controls may become inadequate because of changes in conditions or deterioration in the degree of compliance with policies or procedures.

OTHER MD&A REQUIREMENTS

As at  June 30, 2010:
	Amount	Number
Common shares	$203,498,239	80,359,623
Warrants	$1,473,246	8,166,480

Note 1: If all warrants were to be exercised, 8,166,480 shares would be issued for total proceeds of $13,066,368.

Additional information relating to the Company, including the Company’s Annual Information Form, is available on SEDAR at www.sedar.com ..

Schedule A

RISK FACTORS

An investment in our securities is speculative and involves a high degree of risk. Prospective investors should carefully consider, together with other matters referred to herein, the following risk factors. If any event arising from these risks occurs, our business, prospects, financial condition, results of operations and cash flows could be materially adversely affected.

Risks Related To Our Business

We are susceptible to general economic conditions

The past two years have been marked by global economic turmoil.  Economic conditions worsened over the course of 2008 and 2009.  These negative conditions have extended into 2010. General economic conditions may have a significant impact on YM, including our commercialization opportunities, our ability to raise financing and our ability to work with others upon whom we rely for basic research, manufacture, development and sale of our products.

We deal with products that are in the early stages of development and, as a result, are unable to predict whether we will be able to profitably commercialize our products.

Since our incorporation in 1994, none of our products, licensed or owned, has received regulatory approval for sale in any major market country in which we have an economic interest in a product. Accordingly, we have not generated any significant revenues from the product sales. A substantial commitment of resources to conduct clinical trials and for additional product development will be required to commercialize most of the products. There can be no assurance that our remaining products will meet applicable regulatory standards, be capable of being produced in commercial quantities at reasonable cost or be successfully marketed, or that the investment made by us in the commercialization of the products will be recovered through sales, license fees or related royalties.

We have few revenues and a history of losses and, therefore, are unable to predict the extent of any future losses or when or if we will become profitable.

As at June 30, 2010, we have an accumulated deficit of $167.245 million. We expect expenditures and the accumulated deficit to increase as we proceed with our commercialization programs until such time as sales, license fees and royalty payments, if any, may generate sufficient revenues to fund our continuing operations. There can be no assurance that the revenues from the commercialization of our products will be sufficient to support required expenditures and therefore there can be no assurance of when or if we will become profitable.

We depend upon being able to identify promising molecules for licensing or acquisition and successfully completing the acquisitions or licensing on economic terms. There is no assurance that we can continue to identify and license molecules for development.

We do not conduct basic research of our own.  Basic research on a particular drug product is conducted by other biopharmaceutical companies, scientific and academic institutions and hospitals, or scientists affiliated with those institutions. Generally, once the basic research is complete, we enter into agreements to in-license the right to develop and market the products or acquire them.

We depend upon others for the manufacture, development and sale of our products. If we are unable to establish or manage collaborations in the future, there could be a delay in the manufacture, development and sale of our products.

We enter into arrangements with and are dependent on others with respect to the manufacture, development and sale of our in-licensed products. Product development includes, but is not limited to, pre-clinical testing, regulatory approval processes, clinical testing and the development of additional regulatory and marketing information. Our ability to successfully develop and commercialize our in-licensed products is dependent on our ability to make arrangements with others on commercially acceptable terms and subject to our depending upon them to meet regulatory quality standards. The product development process may be delayed or terminated if we cannot secure or maintain such arrangements on terms acceptable to us or at all. We do not have long-term, material, third party manufacturing, formulation or supply agreements, except with respect to one of our licensed products, nimotuzumab, which is manufactured in quantities sufficient for clinical testing by CIMAB or a related party, subject to certain terms and conditions of the licensing agreements between us and CIMAB and CIMAB has contracted to supply commercial quantities or will source such supply if, as and when approval for sale has been granted.  Should CIMAB be unable to supply us, we have no readily available alternative source for the product.

We expect to enter into out-licensing agreements with others with respect to the manufacturing and marketing of our drug products. We may retain co-development and marketing rights if management determines it appropriate to do so.

There can be no assurance that we will be successful in maintaining our relationships with research institutions or others or in negotiating additional in-licensing or out-licensing agreements on terms acceptable to us or at all, or that any such arrangements will be successful. In addition, there can be no assurance that other parties will not enter into arrangements with such entities for the development or commercialization of similar products or that the parties with whom we have made such arrangements will not pursue alternative technologies or develop products on their own or in collaboration with others, including our competitors. If we do not establish sufficient in-licensing and out-licensing arrangements, we may encounter delays in product introductions or may find that the development, manufacture or sale of our licensed products could be materially adversely affected.

We have no experience in commercial manufacturing of our products and may encounter problems or delays in making arrangements for products to be commercially manufactured, which could result in delayed development, regulatory approval and marketing.

We have not commercially launched any of our licensed or owned products and have no commercial manufacturing experience with respect to our products. To be successful, the products must be manufactured in commercial quantities in compliance with regulatory requirements and at acceptable costs over which we have no control. We do not have, and do not intend to acquire, facilities for the production of our products, although we may invest in the ownership of production facilities, or parts of the production process, if appropriate opportunities are available.

Nimotuzumab is required to be manufactured in quantities sufficient for clinical testing by CIMAB or a related party, subject to certain terms and conditions of the licensing agreements between us and CIMAB. Currently these expectations are being met. There can be no assurance, however, that such entities will be able to develop adequate manufacturing capabilities for sufficient commercial scale quantities in a commercially reasonable manner.  In addition, there are risks that we cannot control regarding the CIMAB manufacturing plant, including amongst others, events such as weather, fire and other natural disasters.  All manufacturing facilities must comply with applicable regulations in their jurisdiction or where products are to be sold. In addition, production of the licensed and owned products may require raw materials for which the sources and amount of supply are limited. An inability to obtain adequate supplies of such raw materials could significantly delay the development, regulatory approval and marketing of our licensed and owned products.

We are dependent on licenses from third parties and the maintenance of licenses is necessary for our success.

We have obtained our rights to the licensed products under license agreements from various third party licensors as follows:

(a)	License Agreement between CIMAB and us dated May 3, 1995 as amended with respect to nimotuzumab; and

(b)	License Agreement between CIMYM and us dated January 24, 2001 with respect to TGFα vaccine and HER-1 vaccine.

As we own CYT997 and CYT387, there are no license terms.

We depend upon the license rights to the licensed products for commercialization of the licensed products. While we believe we are in compliance with our obligations under the licenses, certain licenses may be terminated or converted to non-exclusive licenses by the licensors if there is a breach of the terms of the licenses. There can be no assurance that the licenses are enforceable or will not be terminated or converted. The termination or conversion of the licenses or our inability to enforce our rights under the licenses would have a material adverse effect on our business as we would not have the rights to the products that we are developing. To the extent that management considers a particular license to be material to our undertaking, we have entered into a signed license agreement for that license. Terms of certain remaining licenses are to be determined at a later date. The in-license agreements to which we are currently a party require us to maintain and defend the patent rights that we in-license against third parties.

Although our current licenses are governed by the laws of Ontario, the enforcement of certain of them may necessitate pursuing legal proceedings and obtaining orders in other jurisdictions, including the US and the Republic of Cuba. There can be no assurance that a court judgment or order obtained in one jurisdiction will be enforceable in another. In international venture undertakings it is standard practice to attorn to a neutral jurisdiction to seek remedy for unresolved commercial disputes. These arrangements are usually negotiated as part of the original business agreement. In the case of the license agreements with us, the parties have agreed that the law governing the agreements is Ontario law and the parties will attorn to the courts of Ontario or the Federal court of Canada to resolve any dispute regarding the agreements.

One of our products in clinical development is licensed from Cuba. The commercial and legal environment in Cuba is in a formative stage and may be subject to political risk. It is possible that we may not be able to enforce our legal rights in Cuba or against Cuban entities to the same extent that we would be able to do in a country with a more established commercial and legal system. Termination of our license arrangements or difficulties in enforcement of such arrangements could have a material adverse effect on our ability to continue development of our licensed products from that country.

We have a number of license agreements with CIMAB. CIMAB is a corporation owned by an institution of the Government of Cuba that purportedly operates at arms-length from the state bureaucracy with regard to its business, scientific and administrative decision-making. CIMAB is reportedly akin to a “crown corporation” in Canada. CIMAB’s management is purportedly both autonomous and responsible for the success of its business decisions. Despite the fact that CIMAB’s management is purportedly both autonomous and responsible for business decisions and that the license agreements with us declare Ontario law as the governing law, because of the fact that CIMAB is ultimately a state-owned entity we will not necessarily be able to enforce compliance by CIMAB with any judgment if CIMAB or the Government of Cuba refuses to comply.

Although all of the funds advanced to our joint venture subsidiaries have been expensed, we are only entitled to recover those expenditures when the joint venture’s net income exceeds the amount of cumulative advances.

YM and CIMAB entered into a funding agreement with CIMYM (now CIMYM BioSciences Inc.) in November 1995 (the “Funding Agreement”) in connection with the 1995 CIMYM license with respect to nimotuzumab. The Funding Agreement provides that we will arrange for the appropriate studies and clinical trials for the licensed products held by CIMYM BioSciences. and will fund the cost of such studies and trials provided that doing so would not be commercially or scientifically unreasonable. Accordingly, we make the final determination as to whether or not a clinical trial expense is justified with respect to any given product.

We are entitled to reimbursement of all advances made by us pursuant to the Funding Agreement, from the results of the successful development of the licensed products and generation of income.  CIMYM BioSciences repays such advances out of a portion of its revenues in priority to eventual revenue or profit sharing arrangements under the 1995 CIMYM License.

As at June 30, 2010, we had advanced $69 million to CIMYM BioSciences. Since we have expensed the total amount no further accounting for those advances would affect our balance sheet or income statement and any reimbursement of such advances would be considered to be income by us.

We are reliant on licensors and others for research on new products.

We do not conduct our own basic research with respect to the identification of new products. Instead, we review and analyze research and development work conducted by others as a primary source for new products. While we expect that we will be able to continue to identify licensable products or research suitable for licensing and commercialization by us, there can be no assurance that useful products will be available to us on commercially acceptable terms.

We conduct our development internationally and are subject to laws and regulations of several countries which may affect our ability to access regulatory agencies and may affect the enforceability and value of our licenses.

Clinical trials on our development products have been conducted by us and our sub-licensees in more than 20 jurisdictions including Canada, the United Kingdom, the European Union, Japan, India, Indonesia, Korea, Russia and the US, and we intend to, and may, conduct future clinical trials in these and other jurisdictions. There can be no assurance that any sovereign government, including Canada’s, will not establish laws or regulations that will be deleterious to our interests. There is no assurance that we, as a Canadian corporation, will continue to have access to the regulatory agencies in any jurisdiction where we might want to conduct clinical trials or obtain final regulatory approval, and there can be no assurance that we will be able to enforce our licenses in foreign jurisdictions. Governments have, from time to time, established foreign exchange controls which could have a material adverse effect on our business and financial condition, since such controls may limit our ability to flow funds into a particular country to meet our obligations under in-licensing agreements, and to flow funds which we may be entitled to, in the form of royalty and milestone payments, under out-licensing agreements out of a particular country  In addition, the value of our licenses will depend upon the absence of punitive or prohibitive legislation in respect of biological materials.

We also conduct our in-licensing internationally and we currently own or license products and technologies from sources in Canada, Australia and Cuba. We have previously licensed, and intend to and may license, products from sources in other jurisdictions.

We have licensed nimotuzumab from CIMAB, a corporation representing a scientific institute in Cuba. The US has maintained an embargo against Cuba, administered by the US Department of Treasury. The laws and regulations establishing the embargo have been amended from time to time, most recently by the passage of the Cuban Liberty and Democratic Solidarity Act (the “Helms-Burton Act”). The embargo applies to almost all transactions involving Cuba or Cuban enterprises, and it bars from such transactions any US persons unless such persons obtain specific licenses from the US Department of Treasury authorizing their participation in the transactions. There is Canadian legislation (the Foreign Extraterritorial Measures Act) which provides generally that judgments against Canadian companies under the Helms-Burton Act will not be enforceable in Canada. The US embargo could have the effect of limiting our access to US capital, US financing, US customers and US suppliers. In particular, our products licensed from Cuban sources, noted above, are likely to be prohibited from being licensed or sold in the US unless the US Department of Treasury issues a license or the embargo is lifted.

The Helms-Burton Act authorizes private lawsuits for damages against anyone who “traffics” in property confiscated, without compensation, by the Government of Cuba from persons who at the time were, or have since become, nationals of the US. We do not own any real property in Cuba and, to the best of our knowledge, and based upon the advice of the Cuban government, none of the properties of the scientific centers of the licensors in which the licensed products were developed and are or may be manufactured was confiscated by the Government of Cuba from persons who at the time were, or have since become, nationals of the US. However, there can be no assurance that this is correct.

The United States has imposed economic sanctions against Cuba. These sanctions apply to certain transactions from the United States or activities by a person subject to US jurisdiction. Among other things, the sanctions prohibit transactions that involve property in which Cuba or any Cuban national has or has had any interest whatsoever, direct or indirect.

For purposes of interpreting the sanctions, ‘‘person subject to US jurisdiction’’ means any US citizen, any US permanent resident alien, any entity organized under the laws of the United States or any jurisdiction within the United States (including foreign branches and subsidiaries) or any person in the United States. We (other than our subsidiary YM USA) are not a person subject to US jurisdiction for purposes of the sanctions and are not subject to the sanctions with respect to our activities outside of the United States.

Nevertheless, we cannot assure you that the Office of Foreign Assets Control (“OFAC”) of the US Department of the Treasury, which administers the US government’s Cuba sanctions, would agree that the measures we have taken and will take are sufficient to comply with the sanctions described above.

We are the exclusive licensee of US, European and other patents related to nimotuzumab owned by CIMAB, a Cuban company responsible for commercializing products developed at Cuba’s Centro de Immunologia Molecular, a research institute formed by the government of Cuba.  In connection with a default judgment obtained from a US federal court in Miami, Florida by an individual claimant against the Republic of Cuba, the Cuban government and a number of other parties, including CIMAB, the claimant has recorded a lien against the US patents that are licensed by us from CIMAB. These are patents US5,891,996 and US6,506,883, each of which expires in November 2015. The claimant also has commenced an action to enforce that default judgment.  If the claimant succeeds in its action to enforce the judgment, ownership of the licensed US patents could be transferred from CIMAB to the claimant or sold to a third party. Based on the advice of our counsel, we believe that any transfer of the US patents will be subject to our existing license from CIMAB and that any such transfer should have no bearing on our rights under the license agreement.  However, there can be no assurance that any subsequent owner of the US patents will fully cooperate with us in connection with our efforts to continue the development of nimotuzumab in the United States, will not attempt to invalidate our license agreement, or will not attempt to take any other action that could potentially impact our license to the US patents.

The acquisition of YM BioSciences Australia Pty Ltd. (formerly Cytopia Limited) will result in increased expenditures.

The acquisition of YM BioSciences Australia Pty Ltd. (formerly Cytopia Limited) will result in an increase of expenditures for the additional staff and resources, as well as the advancement of the YM BioSciences Australia Pty Ltd. products in clinical development. This will result in the reduction of our previously anticipated duration of our cash assets. If we are unsuccessful in our financing efforts, we may have insufficient funds to complete our clinical development plans as originally anticipated.

Risks Related To Our Financial Results And Need For Financing

We expect to be a “passive foreign investment company” for the current taxable year, which would likely result in materially adverse US federal income tax consequences for US investors.

We will be designated as a “passive foreign investment company” (a "PFIC") under the meaning of Section 1297 of the United States Internal Revenue Code of 1986, as amended (the “Code”) if (a) 75% or more of our gross income is “passive income” (generally, dividends, interest, rents, royalties and gains from the disposition of assets producing passive income) in any taxable year, or (b) at least 50% of the average value of our assets produce, or are held for the production of, passive income. US shareholders should be aware that we believe that we constituted a PFIC during one or more prior taxable years, and based on current business plans and financial projections, we expect to be a PFIC for the current taxable year. If we are designated as a PFIC for any taxable year during which a US shareholder holds our common shares, it would likely result in materially adverse US federal income tax consequences for such US shareholder, including, but not limited to, any gain from the sale of our common shares would be taxed as ordinary income, as opposed to capital gain, and such gain and certain distributions on our common shares would be subject to an interest charge, except in certain circumstances. In addition, US shareholders should be aware that there can be no assurances that the Corporation will satisfy the record keeping requirements that apply to a PFIC, or that the Corporation will supply US shareholders with the information that such US shareholders require to make certain elections available under the Code that are intended to mitigate the adverse tax consequences of the PFIC rules. The PFIC rules are extremely complex. A US shareholder of our common shares is encouraged to consult a tax advisor regarding the PFIC Rules and the US federal income tax consequences of the acquisition, ownership and disposition of our common shares.

We may not be able to obtain necessary funding from sales, license fees, milestones or royalties and, as a result, may need to try to obtain capital through the public market or private financing which may not be available on acceptable terms, or at all.

We will require additional funding for the commercialization of our products, licensed and owned, and if new products are licensed or acquired and put into development. The amount of additional funding required depends on the status of each project or new opportunity at any given time. Our business strategy is to in-license or acquire rights to promising products, further develop those products by progressing the products toward regulatory approval by conducting and managing clinical trials, and finally, generally, to out-license rights to manufacture and/or market resulting products to other pharmaceutical firms generally in exchange for royalties and license fees. Due to the in- and out-licensing arrangements and our dependence on others for the manufacture, development and sale of our in-licensed products, we do not have consistent monthly or quarterly expenditures and cannot determine the amount and timing of required additional funding with any certainty. As at June 30, 2010 we had cash and short-term deposits totalling $45,645 million and accounts payables and accrued liabilities of $2,785.

We assess our additional funding needs on a project-by-project basis from time-to-time. To the extent that we are unable to fund our expenditures from sales, license fees and royalties, it will be necessary to reconsider whether to continue existing projects or enter into new projects, or to access either the public markets or private financings if conditions permit. In addition, we have no established bank financing arrangements and there can be no assurance that we will be able to establish such arrangements on satisfactory terms or at all. Such financing, if required and completed, may have a dilutive effect on the holders of our common shares. There is no assurance that such financing will be available if required or that it will be available on favorable terms.

Our operating results and stock price may fluctuate significantly.

The trading price of our common shares, as with many pharmaceutical and biotechnology companies, has historically been and is likely to remain highly volatile.  The market has from time to time experienced significant price and volume fluctuations that are unrelated to the operating performance of particular companies.  Factors such as the efficacy and safety of our products or the products of our competitors, announcements of technological innovations by us or our competitors, governmental regulations, developments in our patents or other proprietary rights, our licensors or our competitors, litigation, fluctuations in our operating results, thin capitalization, market conditions for biopharmaceutical stocks and general market and economic conditions could have a significant impact on the future trading price of our common shares. In addition, the price of our common shares is highly volatile since it may take years before any of our licensed products will receive final regulatory approval to be marketed in Canada, the US or other territories, if at all.

There is no assurance that an active trading market in our common shares will be sustained.

Our common shares are listed for trading on the TSX and NYSE Amex. However, there can be no assurance that an active trading market in our common shares on these stock exchanges will be sustained.

Our share price is volatile.

The market price of our common shares, like that of the securities of many other biotechnology companies in the development stage, has been, and is likely to continue to be, highly volatile. This increases the risk of securities litigation related to such volatility. Factors such as the results of our preclinical studies and clinical trials, as well as those of our collaborators or our competitors other evidence of the safety or effectiveness of our products or those of our competitors, announcements of technological innovations or new products by us or our competitors, governmental regulatory actions, developments with our collaborators, developments (including litigation) concerning patent or other proprietary rights of our company or our competitors, concern as to the safety of our products, period-to-period fluctuations in operating results, changes in estimates of our performance by securities analysts, market conditions for biotechnology stocks in general and other factors not within the control of our company could have a significant adverse effect on the market price of our common shares.

We have not paid dividends.

We have never paid cash dividends on our common shares and do not anticipate paying any cash dividends in the foreseeable future.  We currently intend to retain our future earnings, if any, to finance further research and the expansion of our business.

Our outstanding common shares could be subject to dilution.

The exercise of stock options and warrants already issued by us and the issuance of other additional securities in the future, including upon the exercise of the warrants offered hereby could result in dilution in the value of our common shares and the voting power represented by the common shares.  Furthermore, to the extent holders of our stock options or other securities exercise their securities and then sell the common shares they receive, our share price may decrease due to the additional amount of our common shares available in the market.

It may be difficult for non-Canadian investors to obtain and enforce judgments against us because of our Canadian incorporation and presence.

We are a corporation existing under the laws of Nova Scotia, Canada.  Most of our directors and officers, and certain of the experts named herein, are residents of Canada or otherwise reside outside the United States, and all or a substantial portion of their assets, and a substantial portion of our assets, are located outside the United States. Consequently, although we have appointed an agent for service of process in the United States, it may be difficult for holders of these securities who reside in the United States to effect service within the United States upon those directors and officers and the experts who are not residents of the United States. It may also be difficult for holders of these securities who reside in the United States to realize in the United States upon judgments of courts of the United States predicated upon our civil liability and the civil liability of our directors, officers and experts under the United States federal securities laws.  Investors should not assume that Canadian courts (1) would enforce judgments of US courts obtained in actions against us or such directors, officers or experts predicated upon the civil liability provisions of the US federal securities laws or the securities or “blue sky” laws of any state within the United States or (2) would enforce, in original actions, liabilities against us or such directors, officers or experts predicated upon the US federal securities laws or any such state securities or “blue sky” laws. In addition, we have been advised by our Canadian counsel that in normal circumstances, only civil judgments and not other rights arising from United States securities legislation are enforceable in Canada and that the protections afforded by Canadian securities laws may not be available to investors in the United States.

If there are substantial sales of our common shares, the market price of our common shares could decline.

Sales of substantial numbers of our common shares could cause a decline in the market price of our common shares. Any sales by existing shareholders or holders of options may have an adverse effect on our ability to raise capital and may adversely affect the market price of our common shares.

We have adopted a shareholder rights plan which could make it more difficult for a third party to acquire us, thus potentially depriving our shareholders of a control premium.

We have adopted a shareholder rights plan. The provisions of such plan could make it more difficult for a third party to acquire a majority of our outstanding common shares, the effect of which may be to deprive our shareholders of a control premium that might otherwise be realized in connection with an acquisition of our common shares. See “Description of Share Capital, Common Shares and Related Information”.

Risks Related To Our Industry

If our clinical testing of drug products do not produce successful results, we will not be able to commercialize our products.

Each of our products, licensed or owned, must be subjected to additional clinical testing in order to demonstrate the safety and efficacy of our products in humans. Our ability to commercialize our products will depend on the success of currently ongoing clinical trials and subsequent clinical trials that have not yet begun.

We are not able to predict the results of pre-clinical and clinical testing of our drug products. It is not possible to predict, based on studies or testing in laboratory conditions or in animals, whether a drug product will prove to be safe or effective in humans. Further, preclinical data may not be sufficient for regulators to accept positive clinical data for approval to commercialize a product. Pre-clinical data must have been conducted to high regulatory standards and may be found, on review by health regulatory authorities, to be of insufficient quality to support an application for commercialization of our products. In addition, success in one stage of testing is not necessarily an indication that the particular drug product will succeed in later stages of testing and development. There can be no assurance that the pre-clinical or clinical testing of our products will yield satisfactory results that will enable us to progress toward commercialization of such products. Unsatisfactory results may have a material adverse effect on our business, financial condition or results of operations as they could result in us having to reduce or abandon future testing or commercialization of particular drug products.

If our competitors develop and market products that are more effective than our existing product candidates or any products that we may develop, or obtain marketing approval before we do, our products may be rendered obsolete or uncompetitive.

Technological competition from pharmaceutical companies, biotechnology companies and universities is intense and is expected to increase. Many of our competitors and potential competitors have substantially greater product development capabilities and financial, scientific, marketing and human resources than we have. Our future success depends in part on our ability to maintain a competitive position, including our ability to further progress our products, licensed or owned, through the necessary pre-clinical and clinical trials towards regulatory approval for sale and commercialization. Other companies may succeed in commercializing products earlier than we are able to commercialize our products or they may succeed in developing products that are more effective than our products. With respect to nimotuzamab, we consider our main competitors to be Amgen, AstraZeneca, BMS, Roche, Eli Lilly, Genentech, Genmab, Merck KGaA and OSI. With respect to CYT387, we consider our main competitors to be Novartis, Eli Lilly, Incyte, S*Bio, Onyx and Sanofi-Aventis. With respect to CYT997 we consider our main competitors to be Oxigene, Antisoma and Novartis.

Our success depends in part on developing and maintaining a competitive position in the development and commercialization of our products, licensed or owned, and technological capabilities in our areas of expertise. The biotechnology and pharmaceutical industries are subject to rapid and substantial technological change. While we will seek to expand our technological capabilities in order to remain competitive, there can be no assurance that developments by others will not render our products non-competitive or that we or our licensors will be able to keep pace with technological developments. Competitors have developed technologies that could be the basis for competitive products. Some of those products may have an entirely different approach or means of accomplishing the desired therapeutic effect than our products and may be more effective or less costly than our products. In addition, other forms of medical treatment may offer competition to the products.  The success of our competitors and their products and technologies relative to our technological capabilities and competitiveness could have a material adverse effect on the future pre-clinical and clinical trials of our products, including our ability to obtain the necessary regulatory approvals for the conduct of such trials.

We are subject to extensive government regulation that increases the cost and uncertainty associated with gaining final regulatory approval of our product candidates.

Securing final regulatory approval for the manufacture and sale of human therapeutic products in Canada and our other markets, including the US, is a long and costly process that is controlled by that particular country’s national regulatory agency. The national regulatory agency in Canada is Health Canada, in Europe it is the EMA and in the US it is the FDA. Other national regulatory agencies have similar regulatory approval processes, but each is different. Approval in Canada, Europe or the US does not assure approval by other national regulatory agencies, although often test results from one country may be used in applications for regulatory approval in another country.

Prior to obtaining final regulatory approval to market a drug product, every national regulatory agency has a variety of statutes and regulations which govern the principal development activities. These laws require controlled research and testing of products, government review and approval of a submission containing pre-clinical and clinical data establishing the safety and efficacy of the product for each use sought, approval of manufacturing facilities including adherence to GMP during production and storage and control of marketing activities, including advertising and labelling.

None of our products have been completely developed or tested and, therefore, we are not yet in a position to seek final regulatory approval to market any of our products. To date we have obtained various regulatory clearances to develop and test our products. CYT387 has been cleared for trial by the FDA, Health Canada and the Australian Regulatory Authority and CYT997 by the latter. CYT387 has been designated an orphan drug by the FDA for myelofibrosis. Nimotuzumab has been cleared for testing in the US, Canada, Europe, Japan, Korea and Indonesia/Malaysia/Singapore and has been designated as an orphan drug for certain indications in Europe and the US. It is in Phase II and III trials in certain of those territories.

Nimotuzumab, which is being developed in Canada, the US, Europe, Japan, Korea, certain African countries and Southeast Asian countries sub-licensed by YM, is also being separately developed, tested or marketed in Argentina, Brazil, China, Cuba, India and Mexico, amongst others. The US established an embargo against Cuba in 1961, reinforced by the Helms-Burton Act in 1996, and Cuba is among several nations which have been identified by the US Department of State as being a state sponsoring terrorism. As such the US Government has put in place certain limitations on conduct of business with Cuba and anti-terrorism legislation against Cuba. Although as of the date of this filing such anti-terrorism controls have not had any adverse effect on our operations, because of the anti-terrorism controls and the Helms-Burton Act, there is no assurance that the Company will be able to complete clinical testing in the US or obtain OFAC or final regulatory approval in order to successfully commercialize our nimotuzumab in the US. We were successful in September 2006 in our application for a Special License to import nimotuzumab for a clinical trial in the US, received clearance for this trial from the FDA following the fiscal 2007 year end and subsequently received a Special License in 209 to treat any solid tumors with further FDA clearances in 2010.

There can be no assurance that the licensed products will be successfully commercialized. The process of completing clinical testing and obtaining final regulatory approval to market the licensed products is likely to take a number of years for most of the licensed products and require the expenditure of substantial resources. Any failure to obtain, or a delay in obtaining, such approvals could adversely affect our ability to develop the product and delay commercialization of the product. Further, there can be no assurance that our licensed products will prove to be safe and effective in clinical trials under the standards of the regulations in our territories or receive applicable regulatory approvals from applicable regulatory bodies.

Changes in government regulations, although beyond our control, could have an adverse effect on our business.

We have, or have had, licenses with, or clinical trials at, various academic organizations, hospitals and companies in Australia, Canada, Cuba, India, Italy, Japan, Korea, Germany, the US, the United Kingdom, countries in Southeast Asia and other countries and we depend upon the validity of our licenses and access to the data for the timely completion of clinical research in those jurisdictions. Any changes in the drug development regulatory environment or shifts in political attitudes of a government are beyond our control and may adversely affect our business.

Our business may also be affected in varying degrees by such factors as government regulations with respect to intellectual property, regulation or export controls. Such changes remain beyond our control and the effect of any such changes cannot be predicted.

These factors could have a material adverse effect on our ability to further develop our licensed products.
Risks Related To Intellectual Property And Litigation

Our success depends upon our ability to protect our intellectual property and our proprietary technology.

Our success will depend, in part, on our ability and our licensors’ ability to obtain patents, maintain trade secrets protection and operate without infringing on the proprietary rights of third parties or having third parties circumvent our rights. Certain licensors and the institutions that they represent, and in certain cases, us on behalf of the licensors and the institutions that they represent, have filed and are actively pursuing certain applications for Canadian and foreign patents. The patent position of pharmaceutical and biotechnology firms is uncertain and involves complex legal and financial questions for which, in some cases, certain important legal principles remain unresolved. There can be no assurance that the patent applications made in respect of the owned or licensed products will result in the issuance of patents, that the term of a patent will be extendable after it expires in due course, that the licensors or the institutions that they represent will develop additional proprietary products that are patentable, that any patent issued to the licensors or us will provide us with any competitive advantages, that the patents of others will not impede our ability to do business or that third parties will not be able to circumvent or successfully challenge the patents obtained in respect of the licensed products. The cost of obtaining and maintaining patents is high. Furthermore, there can be no assurance that others will not independently develop similar products which duplicate any of the licensed products or, if patents are issued, design around the patent for the product. There can be no assurance that our processes or products or those of our licensors do not or will not infringe upon the patents of third parties or that the scope of our patents or those of our licensors will successfully prevent third parties from developing similar and competitive products.

Much of our know-how and technology may not be patentable, though they may constitute trade secrets. There can be no assurance, however, that we will be able to meaningfully protect our trade secrets. To help protect our intellectual property rights and proprietary technology we require employees, consultants, advisors and collaborators to enter into confidentiality agreements. There can be no assurance that these agreements will provide meaningful protection for our trade secrets, know-how or other proprietary information in the event of any unauthorized use or disclosure.

We maintain patents in connection with CYT387, CYT997 and nimotuzumab. See “General Development of the Business – Intellectual Property” for a list of our key current and pending patents in connection with these products.

There may also be risks related to nimotuzumab as our license originates from Cuba.  Cuba is a formally socialist country and, under the current patent law, ownership of the inventions of the Cuban inventors for which patent applications have been filed rests with the State. The material license agreement for our Cuban sourced products is a license agreement between us and CIMAB, dated May 3, 1995, as amended, with respect to nimotuzumab. There is no guarantee that, with any future changes in the political regime, the Cuban government would continue to honour such a license agreement.

Our potential involvement in intellectual property litigation could negatively affect our business.

Our future success and competitive position depend in part upon our ability to maintain our intellectual property portfolio. There can be no assurance that any patents will be issued on any existing or future patent applications. Even if such patents are issued, there can be no assurance that any patents issued or licensed to us will not be challenged. Our ability to establish and maintain a competitive position may be achieved in part by prosecuting claims against others who we believe are infringing our rights and by defending claims brought by others who believe that we are infringing their rights. In addition, enforcement of our patents in foreign jurisdictions will depend on the legal procedures in those jurisdictions. Even if such claims are found to be invalid, our involvement in intellectual property litigation could have a material adverse effect on our ability to out-license any products that are the subject of such litigation. In addition, our involvement in intellectual property litigation could result in significant expense, which could materially adversely affect the use or licensing of related intellectual property and divert the efforts of our valuable technical and management personnel from their principal responsibilities, whether or not such litigation is resolved in our favor.

Product liability claims are an inherent risk of our business, and if our clinical trial and product liability insurance prove inadequate, product liability claims may harm our business.

Human therapeutic products involve an inherent risk of product liability claims and associated adverse publicity. We currently maintain clinical trial liability insurance with an ultimate net loss value of up to $10 million per claim and a policy aggregate of $10 million. We currently have no other product liability insurance and there can be no assurance that we will be able to obtain or maintain product liability insurance on acceptable terms or with adequate coverage against potential liabilities. Such insurance is expensive, difficult to obtain and may not be available in the future on acceptable terms, or at all. An inability to obtain sufficient insurance coverage on reasonable terms or to otherwise protect against potential product liability claims could have a material adverse effect on our business by preventing or inhibiting the commercialization of our products, licensed and owned, if a product is withdrawn or a product liability claim is brought against us.

Risks Related To Being A Canadian Entity

We are governed by the corporate laws in Nova Scotia, Canada which in some cases have a different effect on shareholders than the corporate laws in Delaware, US.

The material differences between the Nova Scotia Companies Act (the “NSCA”) as compared to the Delaware General Corporation Law (“DGCL”) which may be of most interest to shareholders include the following: (i) for material corporate transactions (such as amalgamations, other extraordinary corporate transactions, amendments to the memorandum of association and amendments to the articles of association) the NSCA generally requires three-quarter majority vote by shareholders which in most instances requires a confirmatory resolution by a majority of the shareholders (and, in addition, especially where the holders of a class of shares is being affected differently from others, approval will be required by holders of two-thirds of the shares of such class voting in a meeting called for the purpose), whereas DGCL generally only requires a majority vote of shareholders for similar material corporate transactions; (ii) quorum for shareholders meetings is not prescribed under the NSCA and is only 5% under our articles of association, whereas under DGCL, quorum requires the holders of a majority of the shares entitled to vote to be present; and (iii) our articles of association require a special resolution and the Corporations Miscellaneous Provisions Act (Nova Scotia) requires three-quarters of all shareholders entitled to vote to pass a resolution for one or more directors to be removed, whereas DGCL only requires the affirmative vote of a majority of the shareholders.